Filing under Rule 425 under the U.S. Securities Act of 1933

Filer: Fiat Industrial S.p.A.

Subject Company: CNH Global N.V.

CNH Global N.V.’s Exchange Act File No.: 005-53289

FI CBM HOLDINGS N.V.

SPECIAL VOTING SHARES – TERMS AND CONDITIONS

These terms and conditions will apply to the issuance, allocation, acquisition, holding, repurchase and transfer of special voting shares in the share capital of FI CBM Holdings N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD United Kingdom.

1.	DEFINITIONS AND INTERPRETATION

1.1 In these terms and conditions the following words and expressions shall have the following meanings, except if the context requires otherwise:

Affiliate	with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing;

Agent	the bank, depositary or trust appointed by the Board from time to time and in relation to the relevant jurisdiction in which Company’s shares are listed for trading. Computershare Trust Company N.A. and Servizio Titoli S.p.A. have each been appointed as the first Agent;

Articles of Association	the articles of association of the Company as in effect from time to time;

Board	the board of directors of the Company;

Broker	the financial institution or broker at which the relevant Shareholder operates his securities account;

Business Day	a calendar day which is not a Saturday or a Sunday or a public holiday in the State of New York, United Kingdom, the Netherlands or any jurisdiction in which the Company’s shares are listed for trading;

Change of Control	in respect of any Shareholder that is not an individual (natuurlijk persoon): any direct or indirect transfer in one or a series of related transactions of (1) the ownership or control in respect of 50% or more of the voting rights of such Shareholder, (2) the de facto ability to direct the casting of 50% or more of the votes exercisable at general meetings of such Shareholder; and/or (3) the ability to appoint or remove half or more of the directors, executive directors or board members or executive officers of such Shareholder or to direct the casting of 50% or more of the voting rights at meetings of the board, governing body or executive committee of such Shareholder; provided that no Change of Control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by such Shareholder represent less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of the Company, are not otherwise material to the Transferred Group or the Change of Control transaction. “Transferred Group” shall mean the relevant Shareholder together with its Affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of this definition of “Change of Control”;

Change of Control Notification	a notification to be made by a Qualifying Shareholder in respect of whom a Change of Control has occurred, in accordance with the form annexed hereto as Exhibit G;

CNH	CNH Global N.V.;

CNH EGM	the extraordinary general meeting of shareholders of CNH at which such shareholders formally approved the CNH Merger;

CNH EGM Date	the date on which the CNH EGM took place;

CNH Merger	the statutory merger pursuant to which CNH (as disappearing entity) has merged into the Company (as acquiring entity);

Common Shares	common shares in the share capital of the Company;

Company	FI CBM Holdings N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD United Kingdom;

Compensation Amount	has the meaning set out in clause 10;

Deed of Allocation	a private deed of allocation (onderhandse akte van toekenning) of Special Voting Shares, substantially in the form as annexed hereto as Exhibit B;

Deed of Withdrawal	a private deed of repurchase and transfer (onderhandse akte van inkoop en overdracht) of Special Voting Shares, substantially in the form as annexed hereto as Exhibit D;

De-Registration Form	a form to be completed by a Shareholder requesting to de-register some or all of his Common Shares from the Loyalty Register and to move such Common Shares back to the Regular Trading System, substantially in the form as annexed hereto as Exhibit C;

De-Registration Request	has the meaning set out in clause 7.1;

DTC	The Depository Trust Company;

EGMs	the CNH EGM and the FI EGM;

Election Forms	a form to be completed by a Shareholder requesting the Company to register some or all of his Common Shares in the Loyalty Register, substantially in the form as annexed hereto as Exhibit A;

FI	Fiat Industrial S.p.A.;

FI EGM	the extraordinary general meeting of shareholders of FI at which such shareholders formally approved the FI Merger;

FI EGM Date	the date on which the FI EGM took place;

FI Merger	the cross-border statutory merger pursuant to which FI (as disappearing entity) has merged into the Company (as acquiring entity);

Initial Allocation Procedures	means the procedures pursuant to which the former shareholders of the two legal predecessors of the Company, FI and CNH (including those persons who, through a bank, broker or custodian, were the beneficial owner of common shares in any such entity), have been given the opportunity to opt for an initial allocation of Special Voting Shares upon completion of the Mergers, as such procedures have been described in full detail in the applicable merger documentation;

Initial Broker Confirmation Statement	a written statement from a Broker confirming with respect to a Shareholder that such Shareholder has uninterruptedly held one or more common shares in the share capital of FI or, as the case may be, CNH, from the record date preceding the FI EGM Date or, as the case may be, the record date preceding the CNH EGM Date up to and including the applicable Merger Execution Date;

Initial Deed of Allocation	a private deed of allocation (onderhandse akte van toekenning) of Special Voting Shares between the Company and an Initial Qualifying Shareholder, substantially in the form as annexed hereto as Exhibit F;

Initial Election Form	a form to be completed by a shareholder of FI or CNH (including those persons who, through a bank, broker or custodian, were the beneficial owner of common shares in any such entity), as the case may be, requesting the Company to register some or all of the Common Shares to be acquired by such person on the occasion and as a result of the Mergers in the Loyalty Register and applying for a corresponding number of Special Voting Shares, substantially in the form as annexed hereto as Exhibit E;

Initial Qualifying Shareholders	has the meaning set out in clause 6.1;

Loyalty Register	the section of the Company’s shareholders register reserved for the registration of Common Shares that are Qualifying Common Shares, or are purported to become Qualifying Common Shares after an uninterrupted period of at least three years after registration;

Loyalty Transferee	(i) with respect to any Shareholder that is not a natural person, any Affiliate of such Shareholder that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring Shareholder or the beneficiary company as part of a demerger of such Shareholder and (ii) with respect to any Shareholder that is a natural person, any transferee of Common Shares following succession or the liquidation of assets between spouses and inheritance or inter vivo donation to a spouse or relative up to and including the fourth degree;

Merger Execution Date	the dates on which the notarial deeds in respect of the FI Merger and the CNH Merger, respectively, were executed;

Mergers	the FI Merger and the CNH Merger;

Power of Attorney	a power of attorney pursuant to which a Shareholder irrevocably authorizes and instructs the Agent to represent such Shareholder and act on his behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Shares in accordance with and pursuant to these Terms and Conditions, as referred to in clauses 4.3 and 6.1.

Qualifying Common Shares	(i) Common Shares that have, for an uninterrupted period of at least three years, been registered in the Loyalty Register in the name of one and the same Shareholder or its Loyalty Transferees and continue to be so registered provided that a transfer of Common Shares to a Loyalty Transferee shall not be deemed to interrupt the three year period referred to in this clause (i); and (ii) Common Shares that have been allocated to Initial Qualifying Shareholders upon completion of the Mergers and, pursuant to the Initial Allocation Procedures, been registered in the Loyalty Register immediately after completion of the Mergers and continue to be so registered;

Qualification Date	has the meaning as set out in clause 5.1;

Qualifying Shareholder	a holder of one or more Qualifying Common Shares;

Reference Price	the average closing price of a Common Share on the New York Stock Exchange calculated on the basis of the period of 20 trading days prior to the day of the breach as referred to in clause 10 or, if such day is not a Business Day, the preceding Business Day;

Regular Trading System	the system maintained and operated by DTC or the direct registration system maintained by the Agent, as applicable;

Shareholder	a holder of one or more Common Shares;

Special Voting Shares	special voting shares in the share capital of the Company;

Terms and Conditions	the terms and conditions established by this deed as they currently read and may be amended from time to time.

1.2 In these Terms and Conditions, unless the context requires otherwise:

(a)	references to a person shall be construed so as to include any individual, firm, legal entity (wherever formed or incorporated), governmental entity, joint venture, association or partnership;

(b)	the headings are inserted for convenience only and shall not affect the construction of this agreement;

(c)	the singular shall include the plural and vice versa;

(d)	references to one gender include all genders; and

(e)	references to times of the day are to local time in the relevant jurisdiction unless otherwise stated.

2.	PURPOSE OF SPECIAL VOTING SHARES

The single purpose of Special Voting Shares is to reward long-term ownership of Common Shares and to promote stability of the Company’s shareholder base.

3.	ROLE OF AGENT

3.1 The Agent shall on behalf of the Company manage, organize and administer the Loyalty Register and process the issuance, allocation, sale, repurchase and transfer of Special Voting Shares. In this respect, the Agent will represent the Company and process and sign on behalf of the Company all relevant documentation in respect of the Loyalty Register and the Special Voting Shares, including - without limitation - deeds, confirmations, acknowledgements, transfer forms and entries in the Company’s register of shareholders.

3.2 In accordance with the Power of Attorney (as referred to in clause 4.3), the Agent shall accept instructions from Shareholders to act on their behalf in connection with the issuance, allocation, acquisition, sale, repurchase and transfer of Special Voting Shares.

3.3 The Board shall ensure that up-to-date contact details of the Agent will be published on the Company’s corporate website.

4.	APPLICATION FOR SPECIAL VOTING SHARES - LOYALTY REGISTER

4.1 A Shareholder may at any time opt to become eligible for Special Voting Shares by requesting the Agent, acting on behalf of the Company, to register all or some of his Common Shares in the Loyalty Register. Such a request (a Request) will need to be made by the relevant Shareholder through its Broker, by submitting (i) a duly completed Election Form and (ii) a confirmation from the relevant Shareholder’s Broker that such Shareholder holds title to the Common Shares included in the Request.

4.2 In respect of Common Shares which are registered in the direct registration system maintained by the Agent, a Request may also be made by a Shareholder directly to the Agent, acting on behalf of the Company (i.e. not through the intermediary services of a Broker), provided, however, that the Agent may in such case set additional rules and procedures to validate any such Request, including - without limitation - the verification of the identity of the relevant Shareholder, the evidence with respect to such Shareholder’s title to the Common Shares, included in the Request and the authenticity of such Shareholder’s submission.

4.3 Together with the Election Form, the relevant Shareholder must submit a duly signed Power of Attorney, irrevocably instructing and authorizing the Agent to act on his behalf and to represent him in connection with issuance, allocation, acquisition, transfer and repurchase of Special Voting Shares in accordance with and pursuant to these Terms and Conditions, such Power of Attorney to be substantially in the form as annexed hereto as Exhibit H.

4.4 The Company and the Agent may establish an electronic registration system in order to allow for the submission of Requests by email or other electronic means of communication. The Company will publish the procedure and details of any such electronic facility, including registration instructions, on its corporate website.

4.5 Upon receipt of the Election Form, the Broker confirmation, if applicable, as referred to in clause 4.1 and the Power of Attorney, the Agent will examine the same and use its reasonable efforts to inform the relevant Shareholder, through his Broker, as to whether the Request is accepted or rejected (and, if rejected, the reasons why) within ten Business Days of receipt of the above-mentioned documents. The Agent may reject a Request for reasons of incompleteness or incorrectness of the Election Form, the Power of Attorney or the Broker confirmation, if applicable, as referred to in clause 4.1 or in case of serious doubts with respect to the validity or authenticity of such documents. If the Agent requires further information from the relevant Shareholder in order to process the Request, then such Shareholder shall provide all necessary information and assistance required by the Agent in connection therewith.

4.6 If the Request is accepted, then the relevant Common Shares will be taken out of the Regular Trading System and will be registered in the Loyalty Register.

4.7 Without prejudice to clause 4.8, the registration of Common Shares in the Loyalty Register will not affect the nature or value of such shares, nor any of the rights attached thereto. They will continue to be part of the class of common shares in which they were issued, and any stock exchange listing or registration with the U.S. Securities and Exchange Commission shall continue to apply to such shares. Such shares shall be identical in all respects to the Common Shares that are not registered in the Loyalty Register.

4.8 Once Common Shares are included in the Loyalty Register, a Shareholder wanting to trade such shares will need to submit a De-Registration Request as referred to in clause 7.1, in order to move back the relevant Common Shares to the Regular Trading System except that a Shareholder may transfer Common Shares included in the Loyalty Register to a Loyalty Transferee without moving such shares from the Loyalty Register to the Regular Trading System.

4.9 The Company and the Agent will establish a procedure with DTC to facilitate the movement of Common Shares from the Regular Trading System to the Loyalty Register, and vice versa.

5.	ALLOCATION OF SPECIAL VOTING SHARES

5.1 As per the date on which a Common Share has been registered in the Loyalty Register in the name of one and the same Shareholder or its Loyalty Transferee for an uninterrupted period of three years (the Qualification Date), such Common Share will become a Qualifying Common Share and the holder thereof will be entitled to acquire one Special Voting Share in respect of such Qualifying Common Share provided that a transfer of Common Shares to a Loyalty Transferee shall not be deemed to interrupt the three year period referred to in this Clause 5.1.

5.2 On the Qualification Date, the Agent will, on behalf of both the Company and the relevant Qualifying Shareholder, process the execution of a Deed of Allocation pursuant to which such number of Special Voting Shares will be allocated to the Qualifying Shareholder as will correspond to the number of newly Qualifying Common Shares.

5.3 Any allocation of Special Voting Shares to a Qualifying Shareholder will be effectuated for no consideration (om niet) and be subject to these Terms and Conditions. The par value of newly issued Special Voting Shares will be funded out of, and debited to, the part of the reserves of the Company that is labelled “Special Capital Reserves”.

6.	INITIAL ALLOCATION PROCEDURES

6.1 In addition to the registration and allocation procedures set out in clauses 4 and 5, Special Voting Shares will be allocated on the occasion of the Mergers to shareholders of the legal predecessors of the Company (including those persons who, through a bank, broker or custodian, were the beneficial owner of common shares in any such entity) who have complied with the requirements of the Initial Allocation Procedures (Initial Qualifying Shareholders), including - without limitation - (i) the requirement to hold common shares in the share capital of the relevant predecessor from the record date preceding the FI EGM Date or, as the case may be, the record date preceding the CNH EGM Date up to the applicable Merger Execution Date, (ii) the requirement to have been present or represented (by proxy) at the relevant FI EGM or, as the case may be, the CNH EGM, (iii) the requirement to submit a duly completed Initial Election Form no later than 15 Business Days after the relevant FI EGM or, as the case may be, the CNH EGM, which contains a Power of Attorney and not have withdrawn such election and (iv) the requirement to submit an Initial Broker Confirmation Statement on or prior to the applicable Merger Execution Date.

6.2 The Common Shares to be acquired by Initial Qualifying Shareholders on the occasion and as a result of the Mergers, will be registered in the Loyalty Register immediately after completion of the Mergers, in accordance with the Initial Allocation Procedures. Following such registration, each Initial Qualifying Shareholder shall be entitled to such number of Special Voting Shares as will correspond to the number of Common Shares registered in the name of such person in the Loyalty Register.

6.3 The allocation of Special Voting Shares to Initial Qualifying Shareholders will be effectuated by the Agent on behalf of both the Company and the Initial Qualifying Shareholders, by execution of an Initial Deed of Allocation. For the avoidance of doubt, any allocation of Special Voting Shares to Initial Qualifying Shareholders will be effectuated for no consideration (om niet) and be subject to these Terms and Conditions. The par value of newly issued Special Voting Shares will be funded out of, and debited to, the part of the reserves of the Company that is labelled “Special Capital Reserves”.

7.	DE-REGISTRATION – WITHDRAWAL OF SPECIAL VOTING SHARES

7.1 A Shareholder who is registered in the Loyalty Register may at any time request the Agent acting on behalf of the Company to move back some or all of his Common Shares registered in the Loyalty Register back to the Regular Trading System. Such a request (a De-Registration Request) will need to be made by the relevant Shareholder through its Broker, by submitting a duly completed De-Registration Form.

7.2 A De-Registration Request may also be made by a Shareholder directly to the Agent acting on behalf of the Company (i.e. not through the intermediary services of a Broker), provided, however, that the Agent may in such case set additional rules and procedures to validate any such De-Registration Request, including - without limitation - the verification of the identity of the relevant Shareholder and the authenticity of such Shareholder’s submission.

7.3 By means of and as per the moment of a Shareholder submitting the De-Registration Form, such Shareholder shall be considered to have waived his rights to cast any votes that accrue to the Special Voting Shares concerned in the De-Registration Form.

7.4 Upon receipt of the duly completed De-Registration Form, the Agent will examine the same and use its reasonable efforts to ensure that the Common Shares as specified in the De-Registration Form will be moved back to the Regular Trading System within three Business Days of receipt of the De-Registration Form.

7.5 Upon de-registration from the Loyalty Register, such Common Shares will no longer qualify as Qualifying Common Shares and the holder of the relevant shares will no longer be entitled to hold the Special Voting Shares allocated in respect thereof and will be bound to offer and transfer such Special Voting Shares to the Company for no consideration (om niet).

7.6 The offering and transfer of the Special Voting Shares referred to in clause 7.5 by the relevant Shareholder to the Company and the repurchase and acquisition of such shares by the Company, will be processed by the Agent on behalf of both the Company and the relevant Shareholder, by execution of a Deed of Withdrawal.

7.7 Upon completion of the repurchase of Special Voting Shares as referred to in clauses 7.5 and 7.6, the Company may proceed with the withdrawal and cancellation of such shares or, alternatively, continue to hold such shares as treasury stock.

7.8 If the Company determines (in its discretion) that a Shareholder has taken any action a principal purpose of which is to avoid the application of Article 8 regarding transfer restrictions or Article 9 regarding a Change of Control of such Shareholder, the Company may instruct the Agent to move such Shareholder’s shares registered in the Loyalty Register back to the Regular Trading System and such Shareholder shall immediately transfer any Special Voting Shares allocated in respect thereof to the Company for no consideration (om niet).

8.	TRANSFER RESTRICTIONS

8.1 In view of the single purpose of the Special Voting Shares (as set out in clause 2) and the contingent obligation of a Shareholder to re-transfer his Special Voting Shares to the Company as referred to in clauses 7.5 and 9, no Shareholder shall, directly or indirectly:

(a)	sell, dispose of or transfer any Special Voting Share or otherwise grant any right or interest therein; or

(b)	create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any Special Voting Share or any interest in any Special Voting Share.

Notwithstanding the foregoing, upon any transfer of Qualifying Common Shares to a Loyalty Transferee in accordance with the terms hereof, the associated Special Voting Shares shall also be transferred to such Loyalty Transferee.

9.	CHANGE OF CONTROL

9.1 Upon the occurrence of a Change of Control in respect of a Qualifying Shareholder or a holder of Common Shares who is registered in the Loyalty Register,

such Shareholder must promptly notify the Agent and the Company thereof, by submitting a Change of Control Notification, and must make a De-Registration Request as referred to in clauses 7.1 and 7.2.

9.2 The procedures described in clauses, 7.4, 7.5, 7.6 and 7.7 will apply accordingly to the De-Registration Request submitted pursuant to clause 9.1.

10.	BREACH, COMPENSATION PAYMENT, PLEDGE

In the event of a breach of any of the covenants set out in clauses 7.5, 8.1 and 9.1, the relevant Shareholder shall without prejudice to the Company’s right to request specific performance, be bound to pay to the Company an amount equal to the Reference Price multiplied by the number of Special Voting Shares that are affected by the relevant breach (the Compensation Amount).

The above-mentioned obligation to pay the Compensation Amount shall constitute a penalty clause (boetebeding) as referred to in article 6:91 of the Dutch Civil Code. The Compensation Amount payment shall be deemed to be in lieu of, and not in addition to, any liability (schadevergoedingsplicht) of the relevant Shareholder towards the Company in respect of the relevant breach - so that the provisions of this clause 10 shall be deemed to be a “liquidated damages” clause (schadevergoedingsbeding) and not a “punitive damages” clause (strafbeding).

The provisions of article 6:92, paragraphs 1 and 3 of the Dutch Civil Code shall, to the maximum extent possible, not apply.

11.	LOYALTY REGISTER

The Agent, acting on behalf of the Company, shall keep the Loyalty Register up to date and shall ensure that the Loyalty Register will be made available for inspection through the Company’s website.

12.	AMENDMENT OF THESE TERMS AND CONDITIONS

12.1 These Terms and Conditions have been established by the Board on [*] 2013 and have been approved by the general meeting of shareholders of the Company on [*] 2013.

12.2 These Terms and Conditions may be amended pursuant to a resolution by the Board, provided, however, that any material, not merely technical amendment will be subject to the approval of the general meeting of shareholders of the Company.

12.3 Any amendment of the Terms and Conditions shall require a private deed to that effect.

12.4 The Company shall publish any amendment of these Terms and Conditions on the Company’s corporate website and notify the Qualifying Shareholders of any such amendment through their Brokers.

13.	COSTS

All costs of the Agent in connection with these Terms and Conditions, any Power of Attorney and any Initial Deed of Allocation, Deed of Allocation and Deed of Withdrawal, shall be for the account of the Company. Any other costs shall be for the account of the relevant Shareholder.

14.	GOVERNING LAW, DISPUTES

14.1 These Terms and Conditions are governed by and construed in accordance with the laws of the Netherlands.

14.2 Any dispute in connection with these Terms and Conditions and/or the Special Voting Shares will be brought before the courts of Amsterdam, the Netherlands.

SIGNED IN [*], ON THE [*] DAY OF [*] 2013

FI CBM Holdings N.V.	FI CBM Holdings N.V.

Name:	Name:

Title:	Title:

*    *    *    *    *

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission on June 21, 2013. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s and FI CBM Holdings N.V.’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in CNH’s annual report on Form 20-F for the year ended December 31, 2012, filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

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